Exhibit 99.3

MANAGEMENT DISCUSSIONS AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

The following Management’s Discussion and Analysis (“MD&A”) for Empower Clinics Inc., formerly, Adira Energy Ltd., together with its wholly owned subsidiaries (“Empower” or “the Company”) is prepared as of June 3, 2019, and relates to the financial condition and results of operations for the years ended December 31, 2018, 2017 and 2016. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the audited consolidated financial statements (“consolidated financial statements”) and related notes for the years ended December 31, 2018, 2017 and 2016, which have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The years ended December 31, 2018, 2017 and 2016, are also referred to as “fiscal 2018”, “fiscal 2017” and “fiscal 2016”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” are to Canadian dollars.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, and “Cautionary Note Regarding Forward-Looking Statements” sections of this document.

We are publicly traded on the Canadian Securities Exchange (“Exchange”) under the symbol CBDT, quoted on the OTCQX under the symbol “EPWCF” and quoted on the Frankfurt Stock Exchange under the symbol “8EC.F 8EC.MU, 8EC.SG”. Continuous disclosure materials are available on our website at www.empowerclinics.com, and on SEDAR at www.sedar.com.

Nature of Operations and Going Concern

As at December 31, 2018, the Company has an accumulated deficit of $9,369,941 (December 31, 2017 - $5,580,023). The Company’s operations are mainly funded with equity and debt financing, which is dependent upon many external factors, and thus funds may be difficult to raise when required. Management continues to evaluate the need for additional financing and is of the opinion that additional financing will be available to continue its planned activities in the normal course. Nonetheless, there is no assurance that the Company will be able to raise sufficient funds in the future to complete its planned activities. The foregoing indicates the existence of a material uncertainty that may cast substantial doubt as to whether the Company would continue as a going concern and realize its assets and settle its liabilities and commitments in the normal course of business.

The Company’s consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume the realization of assets and discharge of liabilities in the normal course of business. The consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern. Such adjustments could be material.

1

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

FISCAL 2018 CONSOLIDATED FINANCIAL HIGHLIGHTS

•	7,607 patient visits generating revenue of $1,091,386 or $0.02 per share, compared to 9,705 patient visits generating $1,507,050 or $0.03 per share for fiscal 2017, and 7,784 patient visits generating $2,134,857 or $0.18 per share for fiscal 2016.

•	Net loss of $3,789,918 or $0.06 per share, compared to $3,109,921 or $0.06 per share for fiscal 2017, and $1,591,588 or $0.14 per share for fiscal 2016.

•	Cash used in operating activities was $2,835,710 or $0.04 per share, compared to $1,587,760 or $0.03 per share for fiscal 2017, and $523,827 or $0.04 per share for fiscal 2016.

•	Cash at December 31, 2018 of $157,668.

•	Working capital deficit at December 31, 2018 of $3,070,900.FISCAL 2018 KEY DEVELOPMENTS

Reverse Takeover

On April 23, 2018, the Company completed a reverse takeover of Adira Energy Ltd. (“Adira”) and completed the amalgamation and consolidation into Empower Clinics Inc. and completed the requirements for a public listing on the Canadian Securities Exchange. Additionally, as part of the listing, the Company completed a private placement of 8,443,473 shares of the Company at a price of C$0.31 per share for gross proceeds of C$2,617,477 and $2,089,495 of the convertible debentures were converted into common shares of the Company.

RECENT DEVELOPMENTS

Intention to Launch CBD Extraction Facility

The Company intends to open a fully functioning hemp-based CBD extraction facility in greater Portland, Oregon in Q2 2019, with the first extraction system expected to have the capacity to produce 6,000 kilograms of extracted product per year. The 5,000 sq. ft. facility in Sandy, Oregon has now been secured through a 5-year lease agreement and preparations are underway to begin licensing and permit requirements to commence operations in 2019.

Acquisition of Sun Valley Clinics

On April 30, 2019, the Company completed the acquisition of the business of Sun Valley Certification Clinics Holdings LLC (“Sun Valley”), including its interests in certain affiliates, by way of a share acquisition. Sun Valley operates a network of professional medical cannabis and pain management practices, with five clinics in Arizona, one clinic in Las Vegas, a tele-medicine platform serving California, and a fully developed franchise business model for the domestic and international medical cannabis industry. The current Sun Valley clinic locations are:

•	4218 W Dunlap Ave, Phoenix, AZ
•	12801 W Bell Rd #145, Surprise, AZ
•	4015 E Bell Rd #130, Phoenix, AZ
•	2011 E University Dr, Mesa, AZ
•	7074 E Speedway Blvd, Tucson, AZ
•	2550 S Rainbow Blvd, Las Vegas, NV

2

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

Focus on CBD Product Sales

Empower has commenced selling its proprietary line of CBD-based products called SOLLIEVO, Italian for Relief, through its network of company-owned clinics in the United States. Empower’s patient base and customers are expected to benefit from access to high margin derivative products, including CBD lotion, tinctures, spectrum oils, capsules, lozenges, patches, e-drinks, topical lotions, gel caps, hemp extract drops and pet elixir hemp extract drops. Patients and customers will be able to access Empower’s home delivery and e-commerce platform.

CBD Market Demand

The passing in the United States of the US$867 billion Agriculture Improvement Act (the “Farm Bill”) has legalized hemp and hemp-based products. This has created an opportunity for the production and sale of a variety of CBD-based products that can provide genuine help and effective relief to millions of people suffering from a variety of qualifying conditions. Recent reports and studies indicate the approval of the Farm Bill could create a US$20 billion industry by 2022.

Increased Patient Access

With a rapidly expanding company-owned clinic network and significant expansion opportunity with the successful acquisition of Sun Valley Clinics and the roll-out of the Sun Valley franchise model, Empower anticipates it will grow its total patient list substantially in the years ahead. This is expected to provide greater opportunity for treatment analysis using artificial intelligence (AI) data collection and analysis.

Market Leading Technology

Empower utilizes a market-leading patient electronic management and POS system that is HIPAA compliant and provides insight to patient care. The Company supports remote patients using its tele-medicine portal, enabling patients who are unable to come to a location to benefit from a doctor consultation.

Subsequent Share Transactions

On January 17, 2019, pursuant to the conversion of convertible debt on December 14, 2018, the Company cancelled 422,678 common shares, which had been issued for $0.14 (C$0.18) per common share and reissued 417,000 common shares at a deemed price of $0.14 (C$0.18) per common share.

On March 3, 2019, pursuant to the termination agreement with the former CEO, the Company cancelled 2,651,875 common shares.

On March 8, 2019, the Company issued 1,500,000 common shares at a deemed price of $0.17 (C$0.23) per common share as settlement of amounts payable for marketing and professional services of $254,728 (C$347,500).

On March 22, 2019, pursuant to the exercise of common share purchase warrants, the Company issued 431,075 common shares for $0.14 (C$0.19) per common share for gross proceeds of $61,617 (C$79,230). As at December 31, 2018, the Company had received $61,617 (C$79,230) in relation to the exercise of the share purchase warrants. These proceeds were recorded as a share subscription liability until these associated common shares were issued on March 22, 2019.

3

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

On April 2, 2019, the Company raised $599,145 (C$799,500) through the issue of convertible debentures, expiring on April 2, 2020. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to $0.12 (C$0.16).

On April 2, 2019, pursuant to a private placement financing, the Company issued 21,115,000 units at a price of $0.08 (C$0.10) per unit for gross proceeds of $1,582,359 (C$2,111,500). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.12 (C$0.16) per share for a period of two years following the closing date of the financing.

On April 30, 2019, pursuant to the acquisition of Sun Valley, the Company issued 22,409,425 common shares at a deemed price of $0.14 (C$0.183).

On May 3, 2019, the Company raised $154,345 (C$207,270) through the issue of convertible debentures, expiring on May 3, 2020. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to $0.12 (C$0.16).

On May 3, 2019, pursuant to a private placement financing, the Company issued 5,762,500 units at a price of $0.08 (C$0.10) per unit for gross proceeds of $429,109 (C$576,250). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.12 (C$0.16) per share for a period of two years following the closing date of the financing.

OVERVIEW OF THE BUSINESS

The Company is a British Columbia incorporated Canadian company which operates a growing network of physician-staffed medical certification clinics with a primary focus on enabling patients to improve and protect their health.

The new Empower Clinics is a growth focused, vertically integrated CBD Life Sciences company committed to improving patients’ lives with products, technology and health systems, through a network of medical clinics across the US.

It is expected that Empower’s proprietary product line “Sollievo” will offer patients a variety of delivery methods of doctor recommended cannabidiol (“CBD”) based products in its clinics, online and at major retailers. With over 165,000 patients in its database, an expanding clinic footprint, a focus on new technologies, including tele-medicine, and an expanded product development strategy, Empower is undertaking new growth initiatives to be positioned as a vertically integrated, diverse, market-leading service provider for complex patient requirements in 2019 and beyond.

The Company currently operates 10 physical clinics locations and multiple mobile clinics in the State of Oregon that in combination serve patients across the states of Oregon, Washington, Illinois, Arizona, Nevada and operates a tele-medicine platform to serve patients in California.

4

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

As part of the Sun Valley acquisition, the Company is launching a franchise model allowing for easy and fast nationwide scalability that will increase the distribution of Sollievo and Sun Valley CBD products, to access many more patients and consumers in new and developing markets for the Company. Franchisees will retain rights to specific territories to open and operate Sun Valley Health clinics and sell CBD products in clinics and to local sales regions. Empower receives upfront franchise fees, ongoing clinic royalties, product royalties and ownership of patient database information.

Empower has multiple distribution strategies for our branded Sollievo CBD products that target chronic pain, insomnia, digestion, anxiety, sleep disorders and more. The Company owns the proprietary formulations for these products based on feedback from scientists and patients, and the Company intends to invest in developing these formulations to become a market leading hemp-derived CBD based product distributor. Distribution of products will naturally fit into the Company’s clinic strategy with the development of retail-like kiosks in clinics and as a standard feature in franchises nationwide. E-commerce will be an important distribution channel going forward providing patients and general consumers the opportunity to access and purchase Company products. Sollievo products include lotions and balms, tinctures, gel caps, pain patches and an e-drink, all at various phases of R&D and production.

The Company has developed a proprietary software platform to manage patients through the medical certification process that is a HIPAA compliant Electronic Health Record system and patient management portal. It provides improved management of patients while improving the ability of our doctors, admins and staff to treat and serve patients needs. The tele-medicine platform allows patients to register and select an appointment time to conduct a private consultation with one of the physicians remotely through a secure video link, thereby extending the reach of our clinic operations beyond the physical clinic locations. We believe going forward, greater demand for professional consultations will evolve the service offering for Company owned clinics and for franchisees throughout our network.

E-commerce platforms for Sollievo and Sun Valley CBD product lines present a developing opportunity for the Company and our network of future franchise partners. The passing in the United States of the US$867 billion Agriculture Improvement Act has legalized hemp and hemp-based products. This has created an opportunity for the production and sale of a variety of CBD-based products that can provide genuine help and effective relief to millions of people suffering from a variety of qualifying conditions. Recent reports and studies indicate the approval of the Farm Bill could create a US$20 billion industry by 2022. Online distribution channels supported by strong social media presence, influencer strategies and the ability to reach a wide-array of consumers, will provide the Company new growth opportunities with greater overall brand awareness.

Empower will open its first CBD extraction facility in greater Portland, Oregon taking possession June 1, 2019 then we will immediately commence the build-out of a new 5,000 square foot leased building to contain the first operating extraction systems capable of producing up to 20kg per day of high quality spectrum oil, isolate and/or distillate. The facility is strategically located in the agricultural plains of Mt. Hood, Oregon with over 200 licenced hemp farms in the neighbouring counties. Over time, the facility has the potential to be scaled to add multiple extraction, post-production and product manufacturing systems.

5

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

OUTLOOK

The Company will continue to be active and opportunistic with respect to mergers and acquisitions opportunities, with the goal of advancing its business plan and to increase shareholder value where possible. Additionally, the Company may seek to acquire third party channel partners to increase its patient base, margin per patient, and to increase shareholder value through the accretion of these operations and/or assets.

The Company is in active discussions to secure hemp bio-mass supply agreements from licensed producers in Oregon and Arizona with the objectives of locking in raw material supply agreements to support the new extraction facilities.

In addition, the Company is in active discussion with various product brands, brokers and retail sales outlet to secure short and long term sales contracts to support the revenue growth objectives for our hemp-derived CBD extract and CBD based products.

Currently, the market for both clinics and CBD based products in the United States remains highly fragmented with very few nationwide competitors. The Company seeks to take advantage of this by using its capital-light expenditure model to open franchised clinics, to create highly valuable patient relationships in new markets, further develop a wide-array of CBD formulations and product lines for nationwide distribution and own and operate hemp-derived CBD extraction facilities with the first location secured in Sandy, Oregon strategically located in the S.W. region of Portland, Oregon surrounded by over 200 hemp farms.

6

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

REVIEW OF QUARTERLY AND ANNUAL RESULTS

Amounts presented in thousands except per share amounts:

	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Fiscal 2018	Fiscal 2017	Fiscal 2016
FINANCIAL RESULTS:
Net revenues	197	280	312	302	291	389	418	409	1,091	1,507	2,135
Income (loss)	1,343	(1,153)	(1,697)	(2,283)	(815)	(681)	(837)	(777)	(3,790)	(3,110)	(1,592)
Income (loss) per share:
- Basic	0.01	(0.01)	(0.02)	(0.05)	(0.02)	(0.01)	(0.04)	(0.01)	(0.06)	(0.06)	(0.14)
- Diluted	0.01	(0.01)	(0.02)	(0.05)	(0.02)	(0.01)	(0.04)	(0.01)	(0.06)	(0.06)	(0.14)
Cash dividends declared	-	-	-	-	-	-	-	-	-	-	-
Total assets	514	1,546	1,038	1,359	630	647	679	993	514	630	554

OPERATING RESULTS:
Patient visits	1,314	1,864	2,187	2,242	1,893	2,520	2,690	2,602	7,607	9,705	7,784

The Company has a limited operating history, which can make it difficult for investors to evaluate the Company’s operations. As a result, the prior periods shown in the above table are not necessarily comparable and should not be relied upon as an indication of future performance.

The Company is expected to remain subject to many of the risks common to early-stage enterprises for the foreseeable future, including challenges related to laws, regulations, licensing, integrating and retaining qualified employees; making effective use of limited resources; achieving market acceptance of existing and future solutions; competing against companies with greater financial and technical resources; acquiring and retaining customers; and developing new solutions.

7

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

Review of Consolidated Financial Information for Q4 2018 compared to Q4 2017

	Q4 2018	Q4 2017
Clinic revenues	$196,909	$291,721

Direct clinic expenses	115,655	114,252

Earnings from clinic operations	81,254	177,469

Operating expenses	169,230	142,075
Legal and professional fees	976,130	564,290
Depreciation and amortization expense	80,304	25,902
Share-based payments (recovery) expense	(551,511)	5,433

Loss from operations	(592,899)	(560,231)

Listing fee	165,148	–
Accretion expense	26,841	245,014
Interest expense	39,572	67,320
(Gain) loss on change in fair value of warrant liability	(1,598,425)	–
Gain on change in fair value of conversion option	(890,136)	–
Impairment of intangible assets	64,200	–
Impairment of asset held for sale	57,072	–
Restructuring expense, net	110,424	–
Other expense (income), net	89,475	(58,026)

Income (loss) before income taxes	1,342,930	(814,539)

Income tax expense	–	–

Net income (loss) and comprehensive income (loss) for the period	$1,342,930	$(814,539)

Clinic Revenues

Revenues were $196,909, compared to $291,721 during Q4 2017 as the Company received 1,314 patients spending on average $150, compared to 1,893 patients spending on average $154 during Q4 2017. Currently, the Company receives one revenue stream which is patient visits to existing clinics. The Company expects to expand that revenue stream as the Chicago clinic patient base grows and the Sollievo product brand is rolled out.

Direct clinic expenses

Direct clinic expenses were $115,655, compared to $114,252 during Q4 2017. These costs are a function of our doctor roster and clinic staff to run their clinics. The Company employs both medical doctors and nurses and clinic staff to run their clinics. The Company is currently adding doctors and nurses in the clinic operating areas thereby cutting down on medical travel expenses.

8

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

Operating expenses

Operating expenses were $169,230, consistent with Q4 2017 of $142,075.

Legal and professional fees

Legal and professional fees were $976,130, compared to $564,290 during Q4 2017. The Company expects professional service fees to drop markedly over time as many are related to successful prior litigation or “one time” events such as the fees associated with the RTO that completed in April 2018.

Depreciation and amortization expense

Depreciation and amortization expense was $80,304, compared to $25,902 during Q4 2017.

Share-based payments

Share-based payments expense was a recovery of $551,511, compared to an expense of $5,433 during Q4 2017. The recovery in Q4 2018 was owing to a revaluation and recalculation of the share-based payments expense following restructuring during Q4 2018. The share-based payments expense is the fair value of share options recognized as an expense during the year based on the fair valued determined by the Black Scholes option pricing model valuation.

Listing fee

Listing fee expense was $165,148, compared to $nil during Q4 2017, in connection with the Company’s acquisition with Adira, which did not result in any charges during the prior year period.

Accretion expense

Accretion expense was $26,841, compared to $245,014 during Q4 2017, in connection with the Company’s convertible notes payable. The decrease is due to the conversion of the convertible debentures during fiscal 2018, thereby leading to lower accretion in Q4 2018.

Interest expense

Interest expense decreased to $39,572, compared to $67,320 during Q4 2017, owing to a reduction in the amount of notes payable and convertible debt liabilities outstanding.

(Gain) loss on change in fair value of warrant liability

The Company recorded a gain on the change in the fair value of the warrant liability of $1,598,425, compared to $nil during Q4 2017.The share purchase warrants are required to be revalued at every quarter end and the gain resulted from the decrease in the Company’s share price during Q4 2018, which is a variable in determining the fair value of the warrant liability per the Black-Scholes valuation model.

9

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

Gain on change in fair value of conversion option

The Company recorded a gain on the change in the fair value of the conversion option of $890,136, compared to $nil during Q4 2017. The conversion option is required to be revalued at every quarter end and the gain resulted from the decrease in the Company’s share price during Q4 2018, which is a variable in determining the fair value of the conversion option.

As a result of the Transaction, the fair value of the conversion options associated with the convertible debenture issuances during fiscal 2017 were deemed to be $nil as the convertible debentures outstanding on the date of the Transaction were all converted to common shares of the Company. Accordingly, the Company recognized a gain on change on change in fair value of conversion feature of $890,136 for fiscal 2018.

Impairment of intangible assets

With the Company going through the process of rebranding and changing its internal management software infrastructure, the Company fully impaired the carrying value of its trademarks and management software intangible assets for $64,200. During fiscal 2016, the Company partially impaired the carrying value of its patient list for $64,800.

Impairment of asset held for sale

At December 31, 2018, the Company has listed the facility and land in Portland, Oregon for sale. Prior to their classification as assets held for sale, the land and facility in Portland were reported under property and equipment. The assets held for sale are included at the lower of their carrying value and their fair market value. The fair market value was based on a sales agreement dated January 17, 2019 whereby the Company will receive net proceeds of $127,972 after selling costs. An impairment loss of $57,072 has been recognized to reduce the asset’s carrying value to its fair market value.

Restructuring expense

Restructuring expense was $110,424 compared to $nil during Q4 2017, in connection with the Company’s restructuring activities that commenced during Q4 2018.

10

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

Review of the Consolidated Financial Information for Fiscal 2018 compared to Fiscal 2017 and 2016

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Clinic revenues	$1,091,386	$1,507,050	$2,134,857

Direct clinic expenses	417,047	638,834	718,108

Earnings from clinic operations	674,339	868,216	1,416,749

Operating expenses	2,517,681	2,037,008	1,588,007
Legal and professional fees	1,450,141	1,131,041	942,959
Depreciation and amortization expense	123,473	103,372	120,768
Share-based payments	892,417	5,433	–

Loss from operations	(4,309,373)	(2,408,638)	(1,234,985)

Listing fee	1,308,808	–	–
Accretion expense	241,521	667,373	189,922
Interest expense	126,375	186,001	83,705
Gain on debt settlement	–	(106,360)	–
(Gain) loss on change in fair value of warrant liability	(1,598,425)	–	–
Gain on change in fair value of conversion option	(890,136)	–	–
Impairment of equipment	–	–	14,500
Impairment on intangible assets	64,200	–	64,800
Impairment of asset held for sale	57,072	–	–
Restructuring expense, net	110,424	–	–
Other expense (income), net	60,706	(45,731)	81,822

Loss before income taxes	(3,789,918)	(3,109,921)	(1,669,734)

Income tax recovery	–	–	78,146

Net loss and comprehensive loss for the year	$(3,789,918)	$(3,109,921)	$(1,591,588)

Clinic Revenues

Revenues were $1,091,386, compared to $1,507,050 during fiscal 2017 as the Company received 7,607 patients spending on average $143, compared to 9,705 patients spending on average $155 during fiscal 2017. Revenues for fiscal 2016 were $2,134,857 as the Company received 7,784 patients spending on average $274.

11

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

Currently the Company receives one revenue stream which is patient visits to existing clinics. The Company expects to expand that revenue stream as the Chicago clinic patient base grows and the Sollievo product brand is rolled out.

The Company has seen a decline in revenues from 2016 through to 2018 due to three factors. The introduction of recreational cannabis to Oregon, a reduction in marketing spend while we reposition our brand and its treatment through online, social and mobile upgrades and competitive introduction and pressure. The Company believes all three areas are being addressed effectively and will be reflected in future revenues.

Direct clinic expenses

Direct clinic expenses were $417,047, compared to $638,834 during fiscal 2017 and $718,108 during fiscal 2016. These costs are a function of our doctor roster and clinic staff to run their clinics. The Company employs both medical doctors and nurses and clinic staff to run their clinics. The Company is currently adding doctors and nurses in the clinic operating areas thereby cutting down on medical travel expenses.

Operating expenses

Operating expenses were $2,517,681, compared to $2,037,008 during fiscal 2017 and $1,588,007 during fiscal 2016, which is primarily due to additional staff and management being required since the acquisition of Adira. Specifically, salaries and benefits were $1,786,804, compared to $1,205,514 during fiscal 2017 and $1,053,305 during fiscal 2016. Other significant components of the increases in operating expenses since fiscal 2016 include: rent of $272,768, in line with $267,272 during fiscal 2017 and $160,135 during fiscal 2016 as a result of additional locations; advertising and promotion of $306,799 compared to $171,814 during fiscal 2017 and $60,353 during fiscal 2016; telecommunications of $97,028 compared to $nil during fiscal 2017 and $88,485 during 2016; and other expenses of $54,282 compared to $392,408 during fiscal 2017 and $225,729 during 2016.

Legal and professional fees

Legal and professional fees were $1,450,141, compared to $1,131,041 during fiscal 2017 and $942,959 during fiscal 2016. The Company expects professional service fees to drop markedly over time as many are related to successful prior litigation or “one time” events such as the fees associated with the RTO that completed in April 2018.

Depreciation and amortization expense

Depreciation and amortization expense was $123,473, compared to $103,372 during fiscal 2017 and $120,768 during fiscal 2016. This increase is in line with the increase in property and equipment during fiscal 2018.

Share-based payments

Share-based payments expense was $892,417, compared to $5,433 during fiscal 2017 and $nil during fiscal 2016. The share-based payments expense was for the fair value of share options recognized as an expense during the year based on the fair valued determined the Black Scholes option pricing model valuation of share options granted during the years ended December 31, 2018 and 2017.

12

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

Listing fee

Listing fee expense was $1,308,808, compared to $nil during fiscal 2017 and fiscal 2016, in connection with the Company’s acquisition with Adira. The listing fee expense is comprised of $614,415 share consideration, $365,871 legal and professional fees, and $328,522 of net liabilities acquired.

Accretion expense

Accretion expense was $241,521, compared to $667,373 during fiscal 2017 and $189,922 during fiscal 2016, in connection with its convertible notes payable. Accretion expense decrease due to the majority of convertible debentures converting during fiscal 2018.

Interest expense

Interest expense decreased to $126,375, compared to $186,001 during fiscal 2017 and $83,705 during fiscal 2016, owing to a reduction in the amount of notes payable and convertible debenture liabilities outstanding.

Gain on debt settlement

Gain on debt settlement was $nil, compared to $106,360 during fiscal 2017 and $nil during fiscal 2016 as a result of settlement of debt balances with debt holders during fiscal 2017.

(Gain) loss on change in fair value of warrant liability

The Company recorded a gain on the change in the fair value of the warrant liability of $1,598,425, compared to $nil during fiscal 2017 and fiscal 2016. The share purchase warrants are required to be revalued at every quarter end and the gain resulted from the decrease in the Company’s share price during Q4 2018, which is a variable in determining the fair value of the conversion option per the Black-Scholes valuation model.

Gain on change in fair value of conversion option

The Company recorded a gain on the change in the fair value of the conversion option of $890,136, compared to $nil during fiscal 2017 and fiscal 2016. The conversion option is required to be revalued at every quarter end and the gain resulted from the decrease in the Company’s share price during Q4 2018, which is a variable in determining the fair value of the conversion option.

As a result of the Transaction, the fair value of the conversion options associated with the convertible debenture issuances during fiscal 2017 were deemed to be $nil as the convertible debentures outstanding on the date of the Transaction were all converted to common shares of the Company. Accordingly, the Company recognized a gain on change on change in fair value of conversion feature of $890,136 for fiscal 2018.

13

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

Impairment of asset held for sale

At December 31, 2018, the Company has listed the facility and land in Portland, Oregon for sale. Prior to their classification as assets held for sale, the land and facility in Portland were reported under property and equipment. The assets held for sale are included at the lower of their carrying value and their fair market value. The fair market value was based on a sales agreement dated January 17, 2019 whereby the Company will receive net proceeds of $127,972 after selling costs. An impairment loss of $57,072 has been recognized to reduce the asset’s carrying value to its fair market value.

Restructuring expense

Restructuring expense was $110,424, compared to $nil during fiscal 2017, in connection with the Company’s restructuring activities that commenced in Q4 2018.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the number of patient visits, average patient spend per visit, operating costs, capital costs, income tax refunds, foreign currency fluctuations, seasonality, market immaturity and a highly fluid environment related to state and federal law passage and regulations.

In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

The Company will need to procure additional financing in order to fund its ongoing operation. The Company intends to obtain such financing through equity financing, and there can be no assurance that the Company can raise the required capital it needs to build and expand as expected, nor that the capital markets will fund the business of the Company. Without this additional financing, the Company may be unable to achieve positive cash flow and earnings as quickly as anticipated, these uncertainties cast a significant doubt about the Company’s ability to continue as a going concern.

14

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

At December 31, 2018, the Company had a working capital deficit of $3,070,900, as follows:

As at December 31,	2018	2017
Cash	$157,668	$–
Accounts receivable	–	847
Prepaid expenses	29,475	24,012
Due from a related party	–	133,775
Total Current Assets	187,143	158,634

Bank indebtedness	–	7,148
Accounts payable and accrued liabilities	1,554,892	1,449,555
Share subscriptions	61,167	–
Notes Payable	610,444	404,370
Due to related parties	12,575	16,170
Convertible debentures payable	274,466	1,835,225
Secured loan payable	717,460	676,849
Conversion Feature	22,565	1,047,347
Current portion of warrant liability	4,474	–
Total Current Liabilities	3,258,043	5,436,664

Working Capital	$(3,070,900)	$(5,278,030)

Cash Flow

	Q4 2018	Q4 2017	Fiscal 2018	Fiscal 2017	Fiscal 2016

Net cash provided by (used in) operating activities	$272,283	$(191,361)	$(2,835,710)	$(1,587,760)	$(523,827	)-
Net cash used in investing activities	–	(1,016)	(100,227)	(31,598)	–
Net cash (used in) provided by financing activities	(394,407)	191,619	3,093,604	1,614,204	522,075
(Decrease) increase in cash	$(122,124)	$(758)	$157,668	$(5,154)	$(1,752)

Review of cash flow Q4 2018 compared to Q4 2017:

Cash provided by operating activities was $272,283, compared to cash used in operating activities of $191,361 during Q4 2017:

-	Income before taxes was $1,342,930 compared to a loss before taxes of $814,539.
-	Movements in accounts receivables decreased cash by $9,694 compared to increasing cash by $3,860 during Q4 2017.
-	Movements in prepaid expenses increased cash by $584,000 compared to $6,878 during Q4 2017.
-	Movements in accounts payable and accrued liabilities increased cash by $147,333 compared to increasing cash by $229,797 during Q4 2017.

15

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

Cash used in investing activities was $nil, compared to $1,016 during Q4 2017.

Cash used by financing activities was $394,407, compared to cash provided by financing activities of $191,619 during Q4 2017:

-	Advances from notes payable issuances increased cash by $150,449 compared to $200,662 during Q4 2017.
-	Advances from convertible debenture issuances increased cash by $68,933 compared to $nil during Q4 2017.
-	Share subscriptions increased cash by $61,167 compared to $nil during Q4 2017.

Review of cash flow fiscal 2018 compared to fiscal 2017:

Cash used in operating activities was $2,835,710, compared to $1,587,760 during fiscal 2017:

-	Loss before taxes was $3,789,918 compared to a loss before taxes of $3,109,921.
-	Movements in accounts receivables increased cash by $847 compared to $1,155 during fiscal 2017.
-	Movements in prepaid expenses decreased cash by $5,463 compared to $20,512 during fiscal 2017.
-	Movements in accounts payable and accrued liabilities decreased cash by $255,173 compared to an increase of $629,076 during fiscal 2017.

Cash used in investing activities was $100,227, compared to $31,598 during fiscal 2017:

-	Cash used in the acquisition of property and equipment was $100,227, compared to $31,598 during fiscal 2017.

Cash provided by financing activities was $3,093,604, compared to $1,614,204 during fiscal 2017

-	Proceeds from the issuance of common shares increased cash by $2,092,295 compared to $116,522 during fiscal 2017.
-	Advances from notes payable issuances increased cash by $495,449 compared to $399,985 during fiscal 2017.
-	Advances from convertible debenture issuances increased cash by $442,437 compared to $1,180,314 during fiscal 2017.

Capital Resources

The capital of the Company consists of consolidated equity, notes payable, convertible debentures and secured loan payable, net of cash.

As at December 31,	2018	2017
Equity	$(2,996,220)	$(4,806,862)
Notes payable	760,715	404,370
Convertible debentures	274,466	1,835,225
Secured loan payable	717,460	676,849
Bank indebtedness	–	7,148
	(1,243,579)	(1,883,270)
Less: cash	(157,668)	–
	$(1,401,247)	$(1,883,270)

16

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

The board of directors of the Company has overall responsibility for the establishment and oversight of the Company’s risk management policies on an annual basis. The Company’s board of directors identifies and evaluates the Company’s financial risks and is charged with the responsibility of establishing controls and procedures to ensure financial risks are mitigated.

The Company’s objectives when managing capital are to pursue and complete the identification and evaluation of assets, properties or businesses with a view to acquisition. The Company does not have any externally imposed capital requirements to which it is subject.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new common shares or adjust the amount of cash.

The Company’s investment policy is to invest excess cash in investment instruments at high credit, quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations or arrangements with respect to any obligations under a variable interest equity arrangement.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services that are made on regular commercial terms. During the years ended December 31, 2018 and 2017, the Company did not enter into any transactions with related parties outside of compensation to key management personnel as disclosed below.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, and termination benefits are included in operating expenses and share-based payments are recorded as share-based payment expense or share capital.

Key management compensation includes:

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Salaries and benefits	$1,063,748	$221,700	$195,000
Share-based payments	892,417	–	–
	$1,956,165	$221,700	$195,000

Included in salaries and benefits for the year ended December 31, 2018 is $477,180 (2017 - $nil; 2016 - $nil) related to 2,000,000 shares awarded to the former CEO.

17

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

As at December 31, 2018, $nil (2017 - $133,775), is due from related parties for the Transaction. The outstanding balance is non-interest bearing, unsecured and due on demand.

As at December 31, 2018, $12,575 (2017 - $16,170) is due to related parties for final settlement of the purchase of Presto operations. The outstanding balance is non-interest bearing, unsecured and due on demand.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of December 31, 2018. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2018, 2017 and 2016.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised. Management has made the following critical judgements and estimates:

Critical judgements in applying accounting policies

Critical judgements made by management in applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the US dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

Assessment of indicators of impairment

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired, thereby requiring adjustment to the carrying value. The Company identified the sustained decrease in market capitalization as an indicator of impairment during the year ended December 31, 2018.

18

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

As a result of these impairment indicators, the Company assessed the intangible assets and assets held for sale CGUs for impairment and concluded the recoverable value of each CGU was greater than its carrying value and no impairment was required.

Revenue recognition as a result of adopting IFRS 15

Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of service to its patients.

Transfer of control

Judgement is required to determine when transfer of control occurs relating to the sale of the Company's services to its patients. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

Key sources of estimation uncertainty

Significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period that may result in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Current and deferred taxes

The Company’s provision for income taxes is estimated based on the expected annual effective tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences.

Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on patient visits are internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

19

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Equity-settled share-based payments

Share-based payments are measured at fair value. Options and warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Contingencies

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Company’s annual consolidated financial statements for the years ended December 31, 2018, 2017 and 2016, are consistent with new standards and amendments to standards, except for the following:

Financial instruments

On January 1, 2018, the Company adopted IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting.

The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard using the modified retrospective approach. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities. The standard also had negligible impact on the carrying amounts of the Company’s financial instruments at the transition date.

The following summarizes the significant changes in IFRS 9 compared to the current standard:

•	IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of the Company’s financial assets on transition date.

•	The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of the Company’s financial assets on the transition date given the Company transacts exclusively with large established commodity trading firms and other organizations with strong credit ratings and the negligible historical level of customer default.

20

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

•	The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of nonfinancial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an "economic relationship". Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced. The Company had not designated any of its financial instruments as hedges as at December 31, 2018 and 2017, or upon adoption of IFRS 9.

Revenue recognition

On January 1, 2018, the Company adopted IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 - Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018, using the full retrospective approach without applying any practical expedients.

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its patient revenue under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.

Additionally, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. The Company has evaluated its sales agreements and concluded delivery of patient service are the only performance obligations in the contracts and accordingly there was no change in the amount or timing of revenue recognition under the new standard.

Other narrow scope amendments/interpretations

The Company has adopted amendments to IFRS 2 - Share-based Payments and IFRIC 22 - Foreign Currency Transactions and Advance Consideration, which did not have an impact on the Company's consolidated financial statements.

Changes in accounting policies not yet effective

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the IFRS Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2018. Pronouncements that are not applicable to the Company have been excluded from this note.

The following pronouncements have been issued but are not yet effective:

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value.

21

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. The Company will adopt IFRS 16 effective January 1, 2019.

Upon the adoption of IFRS 16, the Company expects to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the consolidated statements of financial position at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest expense on lease assets and liabilities, respectively, will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts. The Company is currently evaluating the impact of applying IFRS 16.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of an unlimited number of common shares without par value. The Company had the following securities outstanding as at the date of this MD&A:

Type of Security	Number Outstanding
Common Shares	120,645,545
Stock Options	2,750,000
Warrants	41,977,096

RISKS AND UNCERTAINTIES

Regulatory Risks. The Company operates in a new industry which is highly regulated and is evolving rapidly. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward- looking statements. Failure to comply with the requirements of the State licensing agencies within which the Company operates would have a material adverse impact on the business, financial condition and operating results of the Company.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of our operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

The industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the Company's control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company's earnings and could make future capital investments or the Company's operations uneconomic. The industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants and which cannot be reliably predicted.

22

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

Change in Laws, Regulations and Guidelines. The Company operates in an industry that is not recognized as a legal industry by the US Federal government.

The Company operates a growing network of physician-staffed medical cannabis clinics with a primary focus on enabling patients to improve and protect their health. These clinics operate in those states where the medicinal use of cannabis produces is permitted.

Beyond its primary public service business, the Company also garners royalties from the sale of proprietary medical cannabis products manufactured, dispensed, and delivered by third party channel partners. The Company will be dependent on its third party clients and channel partners for the success of this aspect of its business.

The Company’s operations are subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of medical cannabis and also including laws and regulations relating to health and safety, privacy and the conduct of operations While to the knowledge of the Company's management, the Company is currently in compliance with all such laws, changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects to the Company's operations and the financial condition of the Company.

The industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the Company's control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company's earnings and could make future capital investments or the Company's operations uneconomic.

Market Risks. The Company’s securities will trade on public markets and the trading value thereof is determined by the evaluations, perceptions and sentiments of both individual investors and the investment community taken as a whole. Such evaluations, perceptions and sentiments are subject to change, both in short term time horizons and longer term time horizons. An adverse change in investor evaluations, perceptions and sentiments could have a material adverse outcome on the Company and its securities.

Price Risks. Cannabis is a developing market, likely subject to volatile and possibly declining prices year over year, as a result of increased competition. Because medical cannabis products are a newly commercialized and regulated industry, historical price data is either not available or not predictive of future price levels. There may be downward pressure on the average prices for medical cannabis products and that price volatility might not be favorable to the Company. Pricing will depend on the number of patients who gain physician approval to purchase medical cannabis. An adverse change in the cannabis prices, or in investors’ beliefs about trends in those prices, could have a material adverse outcome on the Company and its securities.

Financing Risks. The Company will be dependent on raising capital through a combination of debt and/or equity offerings. There can be no assurance that the capital markets will remain favorable in the future, and/or that the Company will be able to raise the financing needed to continue its business at favorable terms, or at all. Restrictions on the Company’s ability to finance could have a material adverse outcome on the Company and its securities.

23

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

Share Price Volatility and Price Fluctuations. In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many corporations have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Such volatility has been particularly evident with regards to the share price of medical cannabis companies, which are public issuers in Canada.

Key Personnel Risks. The Company’s efforts are dependent to a large degree on the skills and experience of certain of its key personnel, including the board of directors. The Company does not maintain “key man” insurance policies on these individuals. Should the availability of these persons’ skills and experience be in any way reduced or curtailed, this could have a material adverse outcome on the Company and its securities.

Competition. There is potential that the Company will face intense competition from other companies, some of which can be expected to have more financial resources, industry, manufacturing and marketing experience than the Company. Additionally, there is potential that the industry will undergo consolidation, creating larger companies that may have increased geographic scope and other economies of scale. Increased competition by larger, better-financed competitors with geographic or other structural advantages could materially and adversely affect the business, financial condition and results of operations of the Company.

To remain competitive, the Company will require a continued level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

History of Net Losses; Accumulated Deficit; Lack of Revenue from Operations. The Company has incurred net losses to date. The Company may continue to incur losses. There is no certainty that the Company will operate profitably or provide a return on investment in the future.

Uninsurable risks. The Company may become subject to liability for events, against which it cannot insure or against which it may elect not to insure. Such events could result in substantial damage to property and personal injury. The payment of any such liabilities may have a material, adverse effect on the Company's financial position.

Financial Instruments & Other Instruments. The Company’s financial instruments consist of cash, accounts payable and accrued liabilities and due to related parties, convertible debt and loans payable. Cash is classified as fair value through profit or loss and recorded at fair value. Accounts payable and accrued liabilities, due to related parties and shareholder’s loan are classified as other current liabilities, The fair value of cash, accounts payable and accrued liabilities, and due to related parties are equal to their carrying value due to their short-term maturity. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

The fair value of arms-length financial instruments approximates their carrying value due to the relatively short- term to maturity.

24

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended December 31, 2018, 2017 and 2016

(In United States dollars, except where noted)

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This MD&A contains certain information that may constitute “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as "expect," “likely”, "may," "will," "should," "intend," or "anticipate", “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The forward-looking statements included in this MD&A are made only as of the date of this MD&A.

Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•	licensing risks;
•	regulatory risks;
•	change in laws, regulations and guidelines;
•	market risks;
•	expansion of facilities;
•	history of net losses; and
•	competition.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the medical cannabis industry and the general expectations of the Company concerning the medical cannabis industry and concerning the Company are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believe to be reasonable. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the medical cannabis industry involves risks and uncertainties that are subject to change based on various factors and the Company has not independently verified such third party information.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in this MD&A under “Business Overview” as well as statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and patient acquisition efforts may make reference to or involve forward- looking statements. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. See “Risk Factors” for further details. The purpose of forward- looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward- looking statements contained in this MD&A. The Company undertakes no obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

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